Exhibit 99.1

IsoTis Reports Positive Results Allox™ Phase 2 Trial – Establishes Complete Wound
Closure in 57% of Patients with Optimal Dose

LAUSANNE, Switzerland, and IRVINE, Calif. – July 9, 2004 – IsoTis OrthoBiologics (SWX/Euronext Amsterdam: ISON; TSX: ISO) reports positive results for the Phase 2 dose escalation trial of its chronic wound treatment product Allox™. Allox™ is part of the product portfolio of EpiSource, IsoTis’ wholly owned wound management subsidiary, and subject to a licensing agreement with DFB/HealthPoint, one of the leading US wound management companies.

Phase 2 Design

-	Randomized, double blind, placebo-controlled, dose-escalation study
-	Primary endpoint: closure of hard-to-heal ulcers after 16 weeks
-	Secondary endpoint: ulcer size reduction
-	Number of clinical centers: 20 in Europe & Americas
-	Number of eligible patients: 110
-	Study arms: 7 arms, of which 1 control, and 6 receiving Allox in different proportions and quantities of keratinocytes and fibroblasts.

Phase 2 Results

The number of patients achieving complete wound closure with Allox™ was 45% (43/95), while 33.3% of controls achieved complete closure (5/15). The Phase 2 trial was designed as a dose-finding study. Complete wound closure varied between 33% at the low end, and 57% for the optimal dose. The safety profile further confirmed the positive findings of previous studies.

Allox profile

Allox™ has several unique characteristics to position it strongly in the substantial market of chronic wound management. Delivered as a spray, it is a combination of keratinocytes, fibroblasts, and fibrin. One of the main objectives of the Phase 2 study was to establish with which proportion the highest efficacy could be achieved. Allox is an allogeneic product derived from human cells tested in accordance with regulations for cell-based products. The fibrin is sourced from an authorized fibrin manufacturer. Allox™ has a shelf life of 6 months, which is significantly longer than any of the competing products.

With the completion of the Allox™ Phase 2 dose escalation study, IsoTis/EpiSource has everything in place to file an IND (Investigational New Drug) application, a requirement for starting a US Phase 3 trial under auspices of the US Food and Drug Administration (FDA). DFB/HealthPoint is to lead and fund the development process of Allox™ from Phase 3 onward.

Pieter Wolters, Chief Executive Officer of IsoTis OrthoBiologics, said: “We are delighted with the positive outcome of the Phase 2 trial of Allox. We now look at our licensing partner DFB to taking the development of Allox™ further, and to add it to its innovative wound management portfolio. It is encouraging to see the substantial value increase of EpiSource’s product portfolio, first with the reimbursement of EpiDex, and now with the excellent Phase 2 results for Allox™.”

Profile IsoTis OrthoBiologics

IsoTis OrthoBiologics was created in Q4 2003 through the merger of GenSci OrthoBiologics, a US-based orthobiology company, and IsoTis SA, a Swiss-Dutch biomedical company. IsoTis OrthoBiologics has approximately 150 employees, a product portfolio with 6 orthobiology products on the market and 15 others in development, sales of US$ 24 million in 2003, an established North American independent distribution network of 400 sales representatives, and a rapidly expanding international presence.

The field of orthobiologics combines advances in biotechnology, materials sciences and tissue biology to promote and enhance the body’s natural ability to regenerate and repair musculoskeletal tissue. The company is a dedicated and global orthobiologics player focused on the market of orthopaedics and bone graft substitutes. IsoTis is developing a broad presence in both “natural” demineralized bone matrix (DBM) products and “synthetic” bone graft substitutes, carrier technologies and biologically-based growth factors. Orthobiologics is the fastest growing segment of the US$14 billion orthopedics market.

For additional information on IsoTis Orthobiologics, its products, and the orthobiologics market, please visit the company’s website at www.isotis.com.

For information contact: Hans Herklots Tel: +41 21 620 6011 Fax: +41 21 620 6060 E-mail: investor.relations@isotis.com	Louis G. Plourde Tel: + (800) 561-2955 (North America) + (514) 277-5984 E-mail: louis.plourde@isotis.com

Certain statements in this Press Release are “forward-looking statements”, as that term is defined in U.S. federal securities laws, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. These forward-looking statements can be identified by use of words such as ‘strategy,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘will,’ ‘continues,’ ‘estimates,’ ‘intends,’ ‘projects,’ ‘goals,’ ‘targets’ and other words of similar meaning. Such statements are based on the current expectations of the management of IsoTis only. Reliance should not be placed on these statements because they are subject to known and unknown risks and can be affected by factors that are beyond IsoTis’ control. Actual results could differ materially from current expectations due to a number of factors, including the timely commencement and success of clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of products, development of competing therapies and technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for required governmental and regulatory approvals. For a more detailed description of the factors affecting IsoTis, refer to the Joint Information Circular and to IsoTis’ reports submitted to the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., SEDAR at www.sedar.com, the Toronto Stock Exchange (TSX), and the U.S. Securities and Exchange Commission.

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